UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

______________________

LANDSEA HOMES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)
51509P103 (CUSIP Number)

June 1, 2022
(Date of Event Which Requires Filing of this Statement)

______________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ X ][   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103

1.	Names of Reporting Persons Green Investment Alpha Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,838,710 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,838,710 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,710 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.68% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 4,838,710 shares (“Shares”) of common stock of Landsea Homes Corporation (“Common Stock”) held of record by Green Investment Alpha Limited, which Shares were acquired pursuant to a Stock Purchase Agreement dated as of May 31, 2022, between Green Investment Alpha Limited and Landsea Holdings Corporation (the “Stock Purchase Agreement”).

(2)	The percentage ownership is based upon 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended March 31,

2022, filed by the Issuer with the United States Securities and Exchange Commission on May 5, 2022 (the “March 31, 2022 Quarterly Report”).

CUSIP No. 51509P103

1.	Names of Reporting Persons Heng Yang Holdings Development Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,838,710 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,838,710 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,710 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.68%(2)
12.	Type of Reporting Person (See Instructions) CO; HC

(1)

Consists of 4,838,710 Shares of Landsea Homes Corporation held of record by Green Investment Alpha Limited, which Shares were acquired pursuant to the Stock Purchase Agreement. Heng Yang Holdings Development Ltd. may be deemed to have beneficial ownership of the Shares, since Green Investment Alpha Limited is 100% directly owned by Heng Yang Holdings Development Ltd. Neither the filing of this Statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Heng Yang Holdings Ltd. as having a beneficial ownership interest in the Shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly denied.

(2)	The percentage ownership is based upon 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as set forth in the March 31, 2022 Quarterly Report.

CUSIP No. 51509P103

1.	Names of Reporting Persons Xuefeng Bao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,838,710 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,838,710 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,710 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.68%(2)
12.	Type of Reporting Person (See Instructions) IN; HC

(1)

Consists of 4,838,710 Shares of Landsea Homes Corporation held of record by Green Investment Alpha Limited, which Shares were acquired pursuant to the Stock Purchase Agreement. Xuefeng Bao (“Mr. Bao”) may be deemed to have beneficial ownership of the Shares, since Green Investment Alpha Limited is 100% directly owned by Heng Yang Holdings Development Ltd (“Heng Yang”), and which in turn Heng Yang is 100% directly owned by Mr. Bao. Neither the filing of this Statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Bao as having a beneficial ownership interest in the Shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly denied.

(2)	The percentage ownership is based upon 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as set forth in the March 31, 2022 Quarterly Report.

Item 1(a).Name of Issuer

Landsea Homes Corporation (the “Issuer”).

Item 1(b).Address of the Issuer’s Principal Executive Offices

660 Newport Center Drive, Suite 300
Newport Beach, CA 92660

Item 2(a).Names of Persons Filing

This report of Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Green Investment Alpha Limited, a British Virgin Islands company (“Green Investment Alpha”) which is the holder of 4,838,710 shares of common stock of the Issuer; (ii) Heng Yang Holdings Development Ltd., a British Virgin Islands company (“Heng Yang”), which is the 100% direct owner of Green Investment Alpha; and (3) Mr. Xuefeng Bao, a holder of Hong Kong Passport residing in Hong Kong, SAR, People’s Republic of China, who is the 100% direct owner of Heng Yang (“Mr. Bao” and collectively with Green Investment Alpha and Heng Yang the “Reporting Persons” and each individually a “Reporting Person”).

Although Heng Yang and Mr. Bao may be deemed beneficial owners of the Shares, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Heng Yang or Mr. Bao as having a beneficial ownership interest in the Shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly denied.

Item 2(b).Address of the Principal Business Office, or if none, Residence:

The address for the Reporting Persons is: 1001-1012, 10/F,K Wah Centre, 191 Java Road, North Point, Hong Kong.

Item 2(c). Citizenship

Green Investment Alpha is a corporation formed in the British Virgin Islands. Heng Yang is corporation formed in the British Virgin Islands. Mr. Bao is a holder of a Hong Kong Passport residing in Hong Kong, SAR, People’s Republic of China.

Item 2(d).Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e). CUSIP Number

51509P103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The percentage of Common Stock held by the Reporting Persons is based on 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, as filed with the Securities & Exchange Commission on May 5, 2022.

The information required by items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference.

Although Heng Yang and Mr. Bao may be deemed beneficial owners of the Shares, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Heng Yang or Mr. Bao as having a beneficial ownership interest in the Shares for the purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly denied.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 13, 2022

GREEN INVESTMENT ALPHA LIMITED

By: /s/ Lu Yao
Name: Lu Yao
Title: Authorized Signatory

HENG YANG HOLDINGS DEVELOPMENT LTD.

By: /s/ Lu Yao
Name: Lu Yao
Title: Authorized Signatory

By: /s/ Xuefeng Bao
Name: Xuefeng Bao

LIST OF EXHIBITS

Exhibit	Description
No.

99.1	Joint Filing Agreement